PACIFIC INTERNET LIMITED
(Company No. 199502086C)
(Incorporated in the Republic of Singapore)

NOTICE OF CANCELLATION OF 12TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 12th Annual General Meeting (“12th AGM”) of PACIFIC INTERNET LIMITED originally scheduled to be held at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261 on Wednesday, June 13, 2007 at 3.00 p.m. (Singapore time) to transact the business itemized in the Notice of the 12th AGM dated 14 May 2007 is hereby cancelled.

The 12th AGM will instead be duly reconvened at a date to be announced. All Shareholders will be duly notified of the new date, time and venue for the 12th AGM as well as the business to be transacted at the 12th AGM by way of a new Notice of Annual General Meeting to be issued to all Shareholders.

By Order of the Board

DEBORAH SHING MEI FOO
Company Secretary
June 8, 2007, Singapore